February 21, 2020

Ralph Nicoletti
Senior Vice President and Chief Financial Officer
CPG Newco LLC
1330 W. Fulton Street #350
Chicago, IL 60607

       Re: CPG Newco LLC
           Registration Statement on Form S-1
           Filed February 7, 2020
           File No. 333-236325

Dear Mr. Nicoletti:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 7, 2020

Risk Factors
Our Certificate of Incorporation, which will be in effect, page 49

1. We note that your disclosures on pages 49 and 163 do not reflect the entire scope of your exclusive forum provision in Article Fourteen of your Certificate of Incorporation. For example, we note that Article Fourteen states "if no state court located within the State of
       Delaware has jurisdiction, the federal district court for the District of Delaware".
       However, this alternative forum is not reflected in your disclosures. Please revise your disclosures to reflect the entire scope of your exclusive forum provision.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or
Anne
McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special
 Ralph Nicoletti
CPG Newco LLC
February 21, 2020
Page 2

Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameRalph Nicoletti                        Sincerely,
Comapany NameCPG Newco LLC
                                                         Division of
Corporation Finance
February 21, 2020 Page 2                                 Office of
Manufacturing
FirstName LastName